TMD ENERGY LIMITED

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

Via Edgar

February 4, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TMD Energy Limited (the “Company”)

Amendment No. 1 to Registration Statement on Form F-1

Filed January 10, 2025

File No. 333-283704

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 29, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Amended F-1 No. 1”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1 No. 2”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1 No. 2, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form F-1

Management, page 103

1.	Please update your compensation disclosure to include the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 109 of the Amended F-1 No. 2.

Cayman Islands Taxation, page 136

2.	We note your revised disclosure in response to comment 3. Please revise your prospectus disclosure to state that the disclosure in the section “Cayman Islands Taxation” constitutes the opinion of Cayman Islands counsel, Ogier. Please also revise Exhibit 5.1 to consent to the reference to your firm in this section of the prospectus.

Response: We respectfully advise the Staff that we have revised pages 136 and II-4 of the Amended F-1 No. 2 (including Exhibit 5.1).

Unaudited Condensed and Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2024 and 2023, page F-31

3.	We note your response to prior comment 2 and the revised amounts in your statement of cash flows for the six month period ended June 30, 2024. Please provide us with a rollforward of the related party payables account from the beginning balance to ending balance showing borrowings, payments and the $5.3 million non-cash item. Also reconcile such activity to the $.24 million decrease in related party payables in you statement of cash flows. In addition, tell us why the effect of foreign currency translation on cash and cash equivalents changed from $.86 million to ($4.5) million. Lastly, revise your disclosure to comply with ASC 250-10-50-7.

Response:

(i)	Please refer to Annex I to this response for the “Related Party Rollforward Analysis” as requested.

(ii)	Please refer to the “Related Party Rollforward Analysis” for the reconciliation activity of the $0.24 million decrease in Related Party Payables which agrees to the statement of cash flows.

(iii)	Upon further review, the management identified an error in the Foreign Currency Translation on the Cash and Cash Equivalents. Please refer to Note 3 in the financial statements as of June 30, 2024 and also Annex II to this response for the “Comparative schedule of the cash flow statements”.

(iv)	We respectfully advise the Staff that we have revised page 80, F-31 and F-40 of the Amended F-1 No. 2 relating to the financial statements including the compliance with ASC 250-10-50-7 in Note 3 of the financial statements as of June 30, 2024.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Dato Sri’ Kam Choy HO
TMD Energy Limited
Chief Executive Officer
Encl.

Annex I
Related Party Rollforward Analysis

Rollforward Related Party Payables for the period from January 01, 2024 to June 30, 2024

	Related Party Payables
Names of related parties	SMT	SML	SMM	Pan	DS	Total
	USD	USD	USD	USD	USD	USD
Opening balance per Balance Sheet	(154,982)	(30,420)	(19,865)	(295,610)	(21,716)	(522,593)
Ending Balance per Balance Sheet	(90,874)	(40,171)	(8,719)	(130,241)	(10,604)	(280,609)
Movement	64,108	(9,751)	11,146	165,369	11,112	241,984

Opening balance	(154,982)	(30,420)	(19,865)	(295,610)	(21,716)	(522,593)
Cash movement Increase in Borrowings		(10,460)		(1,659)		(12,119)
Repayment	64,191		10,682	167,241	10,604	252,718
Reclassification	1,385					1,385
	65,576	(10,460)	10,682	165,582	10,604	241,984	#1
Non- cash movement
APIC Reduction	-	-	-	-	-	-
Total Decrease	65,576	(10,460)	10,682	165,582	10,604	241,984
Foreign Currency Translation Effect	(1,468)	709	464	(213)	508	-
Total Movement including FX	64,108	(9,751)	11,146	165,369	11,112	241,984
Ending Balance	(90,874)	(40,171)	(8,719)	(130,241)	(10,604)	(280,609)

# 1 Agreed to cash flow statement’s - Decrease in related party payables

Abbreviation :

SMT	Straits Management Services Sdn Bhd
SML	Sinar Maju Logistik Sdn Bhd
SMM	Sinar Maju Marin Sdn Bhd
Pan	Pan Management Services Ltd
DS	Dato’ Sri Ho Kam Choy

Rollforward Related Party Receivables for the period from January 01, 2024 to June 30, 2024

	Related Party Receivables
Names of related parties	Straits	Victoria	V3	BH	SAT	SPM	SMT	En Raja	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD
Opening balance per Balance Sheet	1,623,241	631,778	74,066	110	1,024	93	1,385	1,469,762	3,801,459
Ending Balance per Balance Sheet	617,290	822,060	72,165	108	1,000	91	-	1,463,668	2,976,382
Movement	(1,005,951)	190,282	(1,901)	(2)	(24)	(2)	(1,385)	(6,094)	(825,077)

Opening balance	1,623,241	631,778	74,066	110	1,024	93	1,385	1,469,762	3,801,459
Cash movement
Advances to related parties	5,550,551	168,343						-	5,718,894
Trade sales		39,402							39,402
Repayment	(1,238,635)							(31,472)	(1,270,107)
Reclassification							(1,385)		(1,385)
	4,311,916	207,745	-	-	-	-	(1,385)	(31,472)	4,486,804	#2
Non- cash movement
APIC Reduction	(5,311,880)								(5,311,880)
Total Movement	(999,964)	207,745	-	-	-	-	(1,385)	(31,472)	(825,076)

Foreign Currency Translation Effect (FX)	(5,987)	(17,463)	(1,901)	(2)	(24)	(2)	-	25,378	(1)
Total Movement including FX	(1,005,951)	190,282	(1,901)	(2)	(24)	(2)	(1,385)	(6,094)	(825,077)
Ending Balance	617,290	822,060	72,165	108	1,000	91	-	1,463,668	2,976,382

# 2 Agreed to cash flow statement’s - Increase in due from related parties

Abbreviation :

Straits	Straits Energy Resources Berhad
Victoria	Victoria STS (Labuan) Sdn Bhd
V3	Victoria 3 Limited
BH	Benua Hijau
SAT	Straits Alliance Transport Sdn Bhd
SPM	Straits Port Management Sdn Bhd
SMT	Straits Management Services Sdn Bhd
En Raja	Raja Ismail Bin Raja Mohamed

Annex II

Comparative Schedule of Cash Flow Statements

Comparative Schedule of Cash Flow Statements

Cash Flow Type Cash Flow Description	Form F-1 (Filing Dated 10 Dec 2024) (A)	Form F-1 (Filing Dated 10 Jan 2025) Amendment No. 1 (B)	(A) vs. (B) Changes	Form F-1 (Current Filing) Amendment No. 2 (C )	(B) vs (C ) Changes	(A) vs. (C ) Changes
Operating (Increase) Decrease in due from related parties	825,076	825,076	-	(4,486,804)	5,311,880	5,311,880
Financing Decrease in related party payables	(5,553,864)	(241,984)	(5,311,880)	(241,984)	-	(5,311,880)
Effect of foreign currency translation	859,151	(4,452,729)	5,311,880	859,151	(5,311,880)	-
Non-cash financing and investing Reversal of additional paid-in capital via decrease in related party receivables	-	5,311,880	(5,311,880)	5,311,880	-	(5,311,880)